Filed by Popular, Inc.
Pursuant to Rule 425
Under the Securities Act of 1933
Subject Company: Popular, Inc.
Commission File No.: 000-13818

Exchange Offer Presentation July 8, 2009

Forward Looking Statements Statements contained in this Presentation that are not based on current or historical fact are forward-looking in nature. Such forward-looking statements are based on current plans, estimates and expectations. Forward-looking statements are based on known and unknown risks, assumptions, uncertainties and other factors. The Company's actual results, performance, or achievements may differ materially from any future results, performance, or achievements expressed or implied by such forward-looking statements.

Agenda Current Situation Exchange Offer Overview Popular, Inc. Business Discussion Closing Remarks Q&A

Current Situation & Exchange Offer Overview

Popular, Inc. Exchange Offer Purpose of exchange offer To increase Popular, Inc.'s common equity by up to $1.1 billion How does the exchange offer work? Investors: Preferred Stock TRUPS On June 29th, we launched the exchange offer. Current investors in the Corporation's preferred stock and trust preferred securities are being offered the opportunity to exchange those securities for common shares in the Company. Popular, Inc. Securities Tendered Common Shares

Developments Leading to Exchange Offer Deteriorating U.S. & P.R. Economies Economic environment has deteriorated sharply since 2007 U.S. recession on pace to be longest since Great Depression (Q1 2009 marked 16 months) Unemployment at 9.5%, 26-year high Massive correction in home values Widespread credit deterioration Puerto Rico recession longest on record Unemployment rate of 14.4% Further distress in manufacturing and commercial sector Oil-dependent economy Expected government layoffs to have a major impact Construction sector under substantial stress 10-City Index 20-City Index

Developments Leading to Exchange Offer- Changing Regulatory Expectations Regarding Capital Ten of the largest 19 banks were required by the Supervisory Capital Assessment Program (stress tests) to bolster their capital buffers by a combined $75 billion in additional common equity The objective of the stress tests was to verify the pro-forma level of common equity the banks would have by the end of 2010, under a stress economic environment The regulators are focused on a new, minimum level of common equity that the banks need to maintain: Tier 1 Common / Risk-Weighted Assets Ratio of 4.0% 2 1 1 Announced purchase of Merrill Lynch in Sept. 2008 2 Announced purchase of Wachovia in Oct. 2008

Developments Leading to Exchange Offer- Popular Capital Assessment Even though Popular was not one of the top 19 banking institutions included in the SCAP, we have closely assessed the announced SCAP results, particularly noting that: SCAP credit loss assumptions are based on a more adverse economic and credit scenario Federal banking regulators are focused on the composition of regulatory capital Although the SCAP results are not applicable to us, they do express general regulatory expectations. While Popular is well capitalized based on a ratio of Tier 1 Capital to risk weighted assets of 11.16% as of March 31, 2009, we believe that an improvement in the composition of our regulatory capital will better position us in the event of a more adverse economic and credit scenario As a result, we are conducting the Exchange Offer in order to increase our common equity capital to accommodate the more adverse economic and credit scenarios assumed under the SCAP as applied to regional banking institutions and have structured the Exchange Offer to increase our Tier 1 common equity by up to approximately $1.1 billion 1 See our preliminary prospectus dated June 29, 2009 for a reconciliation of Tier 1 common to common stockholders' equity. 1 Pro Forma Capital Ratios Post Exchange

Overview of Exchange Transaction

Exchange Offer Summary

We have launched an offer to exchange our trust preferred securities (TRUPS) and preferred stock, which amount to $1.4 billion, for up to 390 million shares of our common stock

Issuer	Popular, Inc (NASDAQ:BPOP)
Exchange Size	Up to $1.1 billion based on the High Participation scenario

	Outstanding (in millions)	Security	Ticker	Par Value	Coupon	Exchange Value Offered
Targeted Securities	$186	Series A Preferred Stock	BPOPO	$25	6.375%	80%
	$400	Series B Preferred Stock	BPOPP	$25	8.250%	80%
	$144	BanPonce Trust I TRUPS	Not listed	$1,000	8.327%	80%
	$250	PNA Capital Trust I TRUPS	Not listed	$1,000	6.564%	80%
	$300	Capital Trust I TRUPS	BPOPN	$25	6.700%	100%
	$130	Capital Trust II TRUPS	BPOPM	$25	6.125%	100%

Common Stock Pricing	Based on average volume weighted average price (VWAP) for the 5-day period of July 20-24, ending on 2nd day preceding the expiration date of July 28 with Minimum Share Price of $2.50*
Proration	Only TRUPS Popular Capital Trust I & II will be subject to proration based on the acceptance priority levels noted above and a maximum of 390 million common shares issuable
Expiration Date	The exchange offer will expire on July 28, 2009
Dealer Managers	**Lead:** UBS Investment Bank, Popular Securities **Co-Lead:** Citi

* The closing sale price for our Common Stock on the Nasdaq Stock Market on July 7, 2009 was $1.68 per share, which is less than the Minimum Share Price. If the VWAP is less than the Minimum Share Price, we will use the Minimum Share Price and not the VWAP to calculate the number of shares of our Common Stock tendering holders will receive. In that case you will receive shares of our Common Stock with a value that may be significantly less than the value of the shares you would receive in the absence of that limitation.

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Recent Trading Levels - Preferred & TRUPS vs. Exchange Value Offered Market prices for the preferred stock and trust preferred securities have decreased significantly in recent months. TRUPS Market Price Source: Bloomberg Exchange value of 67.2% offered to 6.70% Popular Capital Trust I & 6.125% Popular Capital Trust II, based on the July 7 common share closing price of $1.68 Exchange value of 53.8% offered to 8.327% BanPonce Trust I and 6.564% Popular N.A. Capital Trust I, based on the July 7 common share closing price of $1.68 Exchange value of 53.8% offered to Preferred Stock Series A & B, based on the July 7 common share closing price of $1.68 Preferred Stock Market Price Exchange Value on July 7 1 Exchange Value on July 7 3 Exchange Value on July 7 2

Exchange Offer Timeline 6/8 6/8 Announce exchange and file preliminary S-4 6/29 6/29 Launch exchange offer 7/28 7/28 Exchange offer expires 7/31 Exchange settlement 7/31 Note: All future dates are subject to change 7/20 VWAP Averaging Period begins 7/20 7/24 7/24 VWAP Averaging Period ends

Popular, Inc. Business Discussion

Q3 08 Q4 08 Q1 09 BPPR 35394 12421 179810 Q3 08 Q4 08 Q1 09 BPNA -139043 -349503 -213476 Q3 08 Q4 08 Q1 09 Popular Inc -211173 -702900 -42576 We have adapted strategy to the changing business environment: Integration of U.S. banking business under one single management Consolidation of U.S. bank footprint, concentrating resources among high-performing branches U.S. branch network entails reduction of aprox. 40 branches U.S. headcount reduced by 27% from Q1 2008 to Q1 2009 Continuing focus on managing asset quality, collections and efficiency Popular, Inc. total core deposits amounted to $20 billion Strengthening the P.R. franchise Purchase of Citibank operations in P.R., R-G Financial mortgage servicing portfolio Recent Financial Events: Recent losses have been driven primarily by credit costs in the U.S. business and the costs of unwinding discontinued U.S. businesses The credit environment is expected to be difficult for the next few quarters Common equity will be increased substantially with the successful completion of the exchange offer underway Popular, Inc. Business Update Excl. extraordinary gains 1) 1) Includes net extraordinary gain of $ 155 million 1) (In thousands) (In thousands) (In thousands)

Credit Cost Trends The main driver pressuring our profitability is rising credit costs from several segments of the portfolio. The provision for loan losses in Q1 2009 amounted to $372.5 million, an annualized 5.8% of average loans held in portfolio. (In 2005, provision for loan losses amounted to $121.9 million, 0.57% of average loans held in portfolio) In the P.R. business, credit costs of the consumer and construction portfolios have been rising; with the deterioration of the construction portfolio becoming more acute, starting in the second half of 2008 At the U.S. business, the primary pockets of credit weakness are in the consumer and mortgage loan portfolios Continued adverse changes in the economy and negative trends in employment and property values in the markets in which we operate have continued to have an adverse affect on our provision for loan losses for Q2 2009 and we expect to incur a net loss for the quarter comparable to the net loss we incurred in Q1 2009 after excluding gains on sale of investment securities in each period. We will continue to evaluate our allowance for loan losses and may be required to increase such amounts, perhaps substantially. We have been provisioning in excess of the amounts that have been actually charged off, accumulating loans loss reserves 1 FDIC-regulated banks in the U.S. reported a total loan loss provision of $x in Q1 2009, %X of total loans. In Q1 2005, FDIC-regulated banks reported a loan loss provision of $x, X% of total loans. 1 FDIC-regulated banks in the U.S. reported a total loan loss provision of $x in Q1 2009, %X of total loans. In Q1 2005, FDIC-regulated banks reported a loan loss provision of $x, X% of total loans.

Credit Cost Mitigation Initiatives Exited subprime mortgage lending in U.S. and non-core businesses, sold subprime and leasing portfolios and shut down the E-LOAN and HELOC origination channels A non-conventional mortgage loan modification program in the U.S. is underway: As of Q1 2009, $110 million had been modified Consolidated P.R. consumer-finance operations into retail business, stopped origination of consumer-finance loans Substantial resources have been reallocated to manage the collections effort related to the P.R. commercial & construction loan portfolios Several efforts are underway to mitigate credit losses

Recap The impact of the economic environment on credit quality has put pressure on profitability and capital Multiple measures have been implemented to address challenges in the credit quality of our loan portfolios The increase in common equity expected from the successful completion of the exchange offer should better position us for a difficult environment The U.S. Congressional Budget Office forecasts real GDP growth of 0.4% and 3.8% for fiscal years 2010 and 2011, respectively. The P.R. Planning Board forecasts real GDP growth of 0.1% and 0.9% for fiscal years 2010 and 2011, respectively.

Q & A

Notice In connection with the exchange offers, Popular, Inc. has filed a Registration Statement on Form S-4 that contains a prospectus and related exchange offer materials with the Securities and Exchange Commission (the "SEC") on June 29, 2009. This registration statement has not yet become effective. Popular, Inc. has made available a preliminary prospectus, and will make available a final prospectus, to the holders of shares of Preferred Stock and Trust Preferred Securities that may be eligible to participate in the exchange offer. Holders of these series of preferred stock and Trust Preferred Securities are urged to read the prospectus and related exchange offer materials because they contain important information. In connection with the consent solicitation from holders of Preferred Stock for the issuance of new shares to the holder our shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series C, Popular, Inc. has filed a definitive consent solicitation statement with the SEC. The definitive consent solicitation statement and instructions for giving a consent have been made available to holders of shares of Preferred Stock of Popular, Inc. Investors and security holders of Popular, Inc. are urged to read the consent solicitation statements and other relevant materials because they contain important information. Popular, Inc. and its directors and executive officers and other persons may be deemed to be participants in the consent solicitation, as described in the prospectus. Information regarding Popular, Inc. directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2008, which was filed with the SEC on March 2, 2009, and its definitive proxy statement for its 2009 annual meeting of shareholders, which was filed with the SEC on March 13, 2009. The prospectus and consent solicitation statement contain additional information regarding the participants in the consent solicitations and a description of their direct and indirect interests, by security holdings or otherwise. This presentation contains forward looking statements. The following factors among others could cause the results of the exchange offer to differ materially: the rate of declining growth in the economy and employment levels, as well as general business and economic conditions; changes in interest rates, as well as the magnitude of such changes; the fiscal and monetary policies of the federal government and its agencies; changes in federal bank regulatory and supervisory policies, including required levels of capital; the relative strength or weakness of the consumer and commercial credit sectors and of the real estate markets in Puerto Rico and the other markets in which borrowers are located; the performance of the stock and bond markets; competition in the financial services industry; possible legislative, tax or regulatory changes; and difficulties in combining the operations of acquired entities.

Exchange Offer Presentation July 1, 2009